Filed Pursuant to Rule 253(g)(2)
File No. 024-10843

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 1 DATED JUNE 26, 2019
TO THE OFFERING CIRCULAR DATED MAY 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (“we”, “our” or “us”), dated May 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 19, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Update

Controlled Subsidiary Investment – NP 84, LLC

On April 1, 2019, we directly acquired ownership of a “majority-owned subsidiary”, NP 84, LLC (“NP 84”) for a purchase price of $22,990,000, which is the initial stated value of our equity interest in the NP 84 Controlled Subsidiary (the “NP 84 Growth eREIT II Investment”).  Inclusive of the NP 84 Growth eREIT II Investment, NP 84 was capitalized with $45,980,000 in equity contributions from us and other eREITs managed by our manager. NP 84 used this capital to acquire from Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of our sponsor, a first mortgage bridge loan with a maximum principal balance of $45,980,000 (the “RSE- MOTG Senior Loan”). The borrower, WP MOTG-TXMF Owner, LLC (“MOTG”), a Delaware limited liability company, used the loan proceeds to acquire Mansfield on the Green, a single garden-style multifamily property totaling 308 units located at 250 N State Hwy 360, Mansfield, TX 76063 (the RSE- MOTG Property). The borrower has since raised new equity and refinanced the property with a new senior loan. Consequently on June 20, 2019, MOTG paid off the RSE-MOTG Senior Loan. All interest payments have been paid in full during the loan term, and the loan has yielded an internal rate of return of approximately 8.5% through June 20, 2019.